UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

For Immediate Release:	July 31, 2013

Consolidated Financial Statements for the First Quarter of Fiscal 2013 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting
Phone:	+81-3-5224-2030

Filing of Shihanki Hokokusho (scheduled):	August 14, 2013	Commencement of Dividend Payment (scheduled):	—
		Trading Accounts:	Established
Supplementary Materials on Quarterly Results:	Attached
IR Conference on Quarterly Results:	Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2013 (for the three months ended June 30, 2013)

(1) Consolidated Results of Operations

	(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2013	783,901	6.2	289,118	38.2	247,953	34.8
1Q F2012	738,048	16.6	209,141	80.7	183,920	90.8

Note:	Comprehensive Income: 1Q F2013: ¥60,169 million, —%; 1Q F2012 ¥(1,587) million, —%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2013	10.26	9.77
1Q F2012	7.65	7.25

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2013	174,692,831	7,716,522	3.3
Fiscal 2012	177,411,062	7,736,230	3.3

Reference:	Own Capital: As of June 30, 2013: ¥5,887,900 million; As of March 31, 2013: ¥5,927,135 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

Our Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2012	—	3.00	—	3.00	6.00
Fiscal 2013	—
Fiscal 2013 (estimate)		3.00	—	3.00	6.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2013 (for the fiscal year ending March 31, 2014)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2013	—	—	—
Fiscal 2013	500,000	(10.7)	20.40

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2013: No
	2.	The average number of shares of outstanding common stock for fiscal 2013 used in calculating the above Net Income per Share of Common Stock is based on the following:
		•	The average of “the average number of shares during 1Q” and “the number of shares as of June 30, 2013 (which is expected to be the average number of shares during the remaining term of fiscal 2013)” is used.
		•	It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

Mizuho Financial Group, Inc.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of June 30, 2013	24,188,982,247 shares	As of March 31, 2013	24,164,864,477 shares
‚ Period-end treasury stock:	As of June 30, 2013	14,623,994 shares	As of March 31, 2013	22,128,230 shares
ƒ Average outstanding shares (first quarter):	1Q Fiscal 2013	24,163,716,200 shares	1Q Fiscal 2012	24,019,682,126 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of the transformation into “one bank” and “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2012	—	10.00	—	10.00	20.00
Fiscal 2013	—
Fiscal 2013 (estimate)		10.00	—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2012	—	15.00	—	15.00	30.00
Fiscal 2013	—

(Note) Mizuho Financial Group, Inc. acquired all of the Thirteenth Series Class XIII Preferred Stock as of July 11, 2013 and cancelled all of the relevant stock on the same day. Accordingly, cash dividend payment of the Thirteenth Series Class XIII Preferred Stock is not to be made in Fiscal 2013.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
øSELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2013

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies due to revisions of accounting standards and others)

(Application of “Accounting Standard for Consolidated Financial Statements” and others)

Mizuho Financial Group has applied “Accounting Standard for Consolidated Financial Statements”

(ASBJ Statement No. 22, March 25, 2011) and others beginning with the first quarter of fiscal 2013 and has newly included FANTASTIC FUNDING CORPORATION and other companies in consolidated subsidiaries.

This accounting standard and others have been applied to FANTASTIC FUNDING CORPORATION and other companies that have been newly included in consolidated subsidiaries in accordance with the transitional treatment stipulated in “Accounting Standard for Consolidated Financial Statements” Paragraph 44-4 (3). At the beginning of the first fiscal year of the application, the assets, the liabilities, and the minority interests of FANTASTIC FUNDING CORPORATION and other companies have been recorded at the accurate book value in the consolidated financial statements. As a result of this, the effect of this application on the retained earnings at the beginning of the first quarter of fiscal 2013 is immaterial.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2013	As of June 30, 2013
Assets
Cash and Due from Banks	¥12,333,997	¥17,102,817
Call Loans and Bills Purchased	530,541	360,593
Receivables under Resale Agreements	9,025,049	10,879,488
Guarantee Deposits Paid under Securities Borrowing Transactions	5,543,914	5,094,621
Other Debt Purchased	1,279,964	3,246,592
Trading Assets	14,076,928	12,481,929
Money Held in Trust	96,014	124,533
Securities	53,472,399	44,317,645
Loans and Bills Discounted	67,536,882	67,315,320
Foreign Exchange Assets	1,412,601	1,277,818
Derivatives other than for Trading Assets	4,475,055	3,931,773
Other Assets	2,599,553	3,345,258
Tangible Fixed Assets	901,085	895,418
Intangible Fixed Assets	477,546	481,749
Deferred Tax Assets	165,299	311,530
Customers’ Liabilities for Acceptances and Guarantees	4,224,259	4,219,948
Reserves for Possible Losses on Loans	(739,990)	(694,192)
Reserve for Possible Losses on Investments	(40)	(16)

Total Assets	¥177,411,062	¥174,692,831

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2013	As of June 30, 2013
Liabilities
Deposits	¥84,241,955	¥85,473,907
Negotiable Certificates of Deposit	15,326,781	15,934,140
Call Money and Bills Sold	6,126,424	4,714,092
Payables under Repurchase Agreements	17,451,041	18,405,340
Guarantee Deposits Received under Securities Lending Transactions	11,325,439	6,295,387
Commercial Paper	472,718	781,202
Trading Liabilities	7,686,442	7,045,561
Borrowed Money	7,699,440	8,734,698
Foreign Exchange Liabilities	182,473	207,584
Short-term Bonds	477,400	608,165
Bonds and Notes	5,141,746	5,150,910
Due to Trust Accounts	1,120,696	1,223,324
Derivatives other than for Trading Liabilities	4,404,754	4,043,854
Other Liabilities	3,501,064	3,905,700
Reserve for Bonus Payments	45,754	10,169
Reserve for Employee Retirement Benefits	38,632	39,628
Reserve for Director and Corporate Auditor Retirement Benefits	1,612	1,219
Reserve for Possible Losses on Sales of Loans	48	195
Reserve for Contingencies	16,859	14,222
Reserve for Reimbursement of Deposits	16,464	15,106
Reserve for Reimbursement of Debentures	35,417	42,173
Reserves under Special Laws	1,203	1,049
Deferred Tax Liabilities	54,221	27,140
Deferred Tax Liabilities for Revaluation Reserve for Land	81,977	81,583
Acceptances and Guarantees	4,224,259	4,219,948

Total Liabilities	¥169,674,832	¥166,976,309

Net Assets
Common Stock and Preferred Stock	¥2,254,972	¥2,254,972
Capital Surplus	1,109,508	1,109,508
Retained Earnings	1,814,782	1,987,132
Treasury Stock	(4,661)	(3,852)

Total Shareholders’ Equity	5,174,601	5,347,760

Net Unrealized Gains (Losses) on Other Securities	615,883	484,978
Deferred Gains or Losses on Hedges	84,634	(7,525)
Revaluation Reserve for Land	142,345	141,634
Foreign Currency Translation Adjustments	(90,329)	(78,948)

Total Accumulated Other Comprehensive Income	752,533	540,139

Stock Acquisition Rights	2,687	1,809
Minority Interests	1,806,407	1,826,811

Total Net Assets	7,736,230	7,716,522

Total Liabilities and Net Assets	¥177,411,062	¥174,692,831

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the three months ended June 30, 2012	For the three months ended June 30, 2013
Ordinary Income	¥738,048	¥783,901
Interest Income	340,819	355,698
Interest on Loans and Bills Discounted	220,571	224,055
Interest and Dividends on Securities	78,057	87,310
Fiduciary Income	9,647	10,614
Fee and Commission Income	121,990	152,937
Trading Income	56,220	52,380
Other Operating Income	158,497	107,293
Other Ordinary Income	50,872	104,977

Ordinary Expenses	528,907	494,782
Interest Expenses	81,579	80,715
Interest on Deposits	23,550	24,736
Fee and Commission Expenses	28,960	31,806
Trading Expenses	324	2,331
Other Operating Expenses	15,361	47,414
General and Administrative Expenses	306,716	303,482
Other Ordinary Expenses	95,963	29,032

Ordinary Profits	209,141	289,118

Extraordinary Gains	36	450

Extraordinary Losses	2,371	1,469

Income before Income Taxes and Minority Interests	206,805	288,099

Income Taxes:
Current	67,632	52,292
Deferred	(66,026)	(33,159)
Total Income Taxes	1,606	19,133

Income before Minority Interests	205,198	268,966

Minority Interests in Net Income	21,278	21,012

Net Income	¥183,920	¥247,953

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the three months ended June 30, 2012	For the three months ended June 30, 2013
Income before Minority Interests	¥205,198	¥268,966
Other Comprehensive Income	(206,786)	(208,797)
Net Unrealized Gains (Losses) on Other Securities	(229,019)	(128,791)
Deferred Gains or Losses on Hedges	18,173	(92,252)
Revaluation Reserve for Land	(0)	—
Foreign Currency Translation Adjustments	1,920	7,392
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	2,139	4,853

Comprehensive Income	(1,587)	60,169

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	(23,212)	36,270
Comprehensive Income Attributable to Minority Interests	21,624	23,898

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2013

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

— FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2013	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	NON		2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of the transformation into “one bank” and “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2013

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		First Quarter of Fiscal 2013
			Change	First Quarter of Fiscal 2012
Consolidated Gross Profits	1	516.6	(44.2)	560.9
Net Interest Income	2	274.9	15.7	259.2
Fiduciary Income	3	10.6	0.9	9.6
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	121.1	28.1	93.0
Net Trading Income	6	50.0	(5.8)	55.8
Net Other Operating Income	7	59.8	(83.2)	143.1
General and Administrative Expenses	8	(303.4)	3.2	(306.7)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(8.8)	0.2	(9.1)
Reversal of Reserves for Possible Losses on Loans, etc.	10	48.5	23.4	25.1
Net Gains (Losses) related to Stocks	11	27.2	89.4	(62.2)
Equity in Income from Investments in Affiliates	12	4.4	5.7	(1.3)
Other	13	4.5	2.1	2.4

Ordinary Profits	14	289.1	79.9	209.1

Net Extraordinary Gains (Losses)	15	(1.0)	1.3	(2.3)
Income before Income Taxes and Minority Interests	16	288.0	81.2	206.8
Income Taxes	17	(19.1)	(17.5)	(1.6)
Income before Minority Interests	18	268.9	63.7	205.1
Minority Interests in Net Income	19	(21.0)	0.2	(21.2)

Net Income	20	247.9	64.0	183.9

Credit-related Costs (including Credit Costs for Trust Accounts)	21	39.7	23.6	16.0

Credit-related Costs [21]  =  Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	205.5	(45.8)	251.4

Consolidated Net Business Profits [22]  =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	162	14	148
Number of affiliates under the equity method	24	22	(1)	23

2-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		First Quarter of Fiscal 2013					First Quarter of Fiscal 2012
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	185.8	172.3	27.6	385.8	(65.8)	451.7
Net Interest Income	2	123.6	108.5	9.6	241.7	11.5	230.2
Fiduciary Income	3			10.4	10.4	1.0	9.4
Jointly Operated Designated Money Trust	4			—	—	—	—
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	38.0	33.4	3.7	75.3	13.1	62.1
Net Trading Income	7	(6.9)	15.2	0.9	9.2	(8.6)	17.8
Net Other Operating Income	8	31.0	15.1	2.7	49.0	(82.9)	132.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(132.0)	(60.3)	(18.5)	(211.0)	(1.7)	(209.2)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	10	53.7	112.0	9.1	174.8	(67.6)	242.4

Reversal of (Provision for) General Reserve for Possible Losses on Loans	11	—	—	—	—	—	—

Net Business Profits	12	53.7	112.0	9.1	174.8	(67.6)	242.4
Net Gains (Losses) related to Bonds	13	13.7	13.9	3.0	30.7	(96.2)	126.9

Net Non-Recurring Gains (Losses)	14	17.0	36.9	6.4	60.4	147.9	(87.5)
Net Gains (Losses) related to Stocks	15	5.8	9.2	5.7	20.8	95.9	(75.0)
Expenses related to Portfolio Problems	16	(5.6)	(1.1)	(0.0)	(6.8)	0.0	(6.9)
Reversal of Reserves for Possible Losses on Loans, etc.	17	14.7	30.2	1.6	46.6	31.3	15.3
Other	18	2.1	(1.4)	(0.8)	(0.2)	20.6	(20.8)

Ordinary Profits	19	70.8	148.9	15.5	235.3	80.3	154.9

Net Extraordinary Gains (Losses)	20	(0.6)	0.1	(0.5)	(1.0)	(0.3)	(0.6)
Income before Income Taxes	21	70.1	149.1	15.0	234.2	80.0	154.2
Income Taxes	22	14.8	(32.1)	3.5	(13.7)	(18.7)	5.0

Net Income	23	84.9	116.9	18.5	220.4	61.2	159.2

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].

Credit-related Costs	24	9.1	29.0	1.5	39.7	31.3	8.4

Credit-related Costs [24] =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [11] + Reversal of Reserves for Possible Losses on Loans, etc. [17] + Credit  Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	10.5	24.9	0.6	36.1	20.5	15.6
Losses on Write-offs of Loans	27	(0.7)	0.9	(0.0)	0.0	1.2	(1.2)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(0.4)	0.3	0.9	0.9	7.0	(6.1)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	—	0.0	0.0	0.0	0.0	0.0
Reversal of (Provision for) Reserve for Contingencies	30	—	2.7	0.0	2.8	2.3	0.4
Other (including Losses on Sales of Loans)	31	(0.2)	(0.0)	—	(0.2)	0.0	(0.2)
Total	32	9.1	29.0	1.5	39.7	31.3	8.4

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	First Quarter of Fiscal 2013 (A)	Change (A) - (B)	First Quarter of Fiscal 2012 (B)
Net Gains (Losses) related to Stocks	20.8	95.9	(75.0)
Gains on Sales	22.0	11.5	10.5
Losses on Sales	(1.2)	3.2	(4.4)
Impairment “Devaluation”	(0.9)	80.2	(81.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	0.0
Gains (Losses) on Derivatives other than for Trading	0.9	0.9	0.0
Mizuho Bank
	First Quarter of Fiscal 2013 (A)	Change (A) - (B)	First Quarter of Fiscal 2012 (B)
Net Gains (Losses) related to Stocks	5.8	38.1	(32.2)
Gains on Sales	6.4	5.9	0.4
Losses on Sales	(0.7)	(0.4)	(0.2)
Impairment “Devaluation”	(0.7)	32.3	(33.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	—
Gains (Losses) on Derivatives other than for Trading	0.9	0.2	0.6
Mizuho Corporate Bank
	First Quarter of Fiscal 2013 (A)	Change (A) - (B)	First Quarter of Fiscal 2012 (B)
Net Gains (Losses) related to Stocks	9.2	50.7	(41.4)
Gains on Sales	9.8	0.6	9.1
Losses on Sales	(0.4)	2.9	(3.3)
Impairment “Devaluation”	(0.1)	46.3	(46.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	0.0
Gains (Losses) on Derivatives other than for Trading	(0.0)	0.6	(0.6)
Mizuho Trust & Banking
	First Quarter of Fiscal 2013 (A)	Change (A) - (B)	First Quarter of Fiscal 2012 (B)
Net Gains (Losses) related to Stocks	5.7	7.1	(1.3)
Gains on Sales	5.7	4.8	0.9
Losses on Sales	(0.0)	0.7	(0.8)
Impairment “Devaluation”	—	1.4	(1.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	0.0	(0.0)	0.0

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of June 30, 2013				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	41,449.5	652.7	1,129.6	476.8	50,508.5	881.4	1,148.9	267.4
Japanese Stocks	2,895.8	846.4	977.5	131.1	2,776.0	710.0	843.2	133.1
Japanese Bonds	27,539.7	(18.9)	42.1	61.0	34,043.2	113.4	134.2	20.7
Japanese Government Bonds	24,620.3	(20.8)	15.8	36.7	30,805.1	88.2	89.6	1.4
Other	11,013.8	(174.7)	109.9	284.6	13,689.2	57.8	171.4	113.5
Foreign Bonds	8,799.0	(214.4)	24.4	238.8	11,844.8	17.9	74.0	56.1

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥(7.4) billion and ¥3.3 billion, which were recognized in the statement of income as of the end of June 2013 and as of the end of March 2013 respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2013				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	3,300.4	6.9	12.2	5.3	3,000.4	19.9	20.0	0.0

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2013				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK
Other Securities	18,855.7	186.5	351.5	164.9	22,759.4	287.8	384.5	96.6
Japanese Stocks	858.7	249.6	308.8	59.1	842.9	225.0	282.1	57.1
Japanese Bonds	15,363.1	(9.2)	27.6	36.8	18,057.6	46.4	64.1	17.6
Japanese Government Bonds	13,344.2	(6.8)	12.6	19.5	15,833.8	35.8	36.7	0.9
Other	2,633.7	(53.8)	15.0	68.9	3,858.8	16.3	38.2	21.8
Foreign Bonds	2,098.2	(52.4)	8.5	61.0	3,250.8	13.9	26.5	12.6
MHCB
Other Securities	19,939.4	502.2	805.4	303.1	25,654.7	659.1	826.0	166.8
Japanese Stocks	2,034.2	663.3	737.6	74.2	1,976.2	597.9	674.7	76.8
Japanese Bonds	10,756.7	(10.7)	11.7	22.5	14,776.4	61.7	64.5	2.7
Japanese Government Bonds	10,081.4	(13.7)	2.0	15.7	13,971.1	48.4	48.6	0.2
Other	7,148.4	(150.3)	55.9	206.3	8,902.1	(0.5)	86.7	87.2
Foreign Bonds	6,258.7	(155.9)	15.1	171.0	8,023.5	2.9	44.9	42.0
MHTB
Other Securities	1,824.0	66.1	81.5	15.4	1,811.3	79.2	88.5	9.3
Japanese Stocks	193.1	65.7	71.7	5.9	190.0	61.1	67.3	6.2
Japanese Bonds	1,181.9	0.5	2.1	1.6	985.5	4.9	5.3	0.3
Japanese Government Bonds	1,113.1	(0.3)	1.1	1.4	927.7	3.8	4.2	0.3
Other	448.9	(0.1)	7.6	7.7	635.7	13.1	15.8	2.7
Foreign Bonds	321.2	(5.3)	0.1	5.5	478.3	1.3	1.7	0.4
Total
Other Securities	40,619.2	754.8	1,238.4	483.5	50,225.5	1,026.2	1,299.1	272.8
Japanese Stocks	3,086.2	978.7	1,118.1	139.4	3,009.2	884.0	1,024.2	140.2
Japanese Bonds	27,301.8	(19.4)	41.5	61.0	33,819.5	113.2	133.9	20.7
Japanese Government Bonds	24,538.8	(20.8)	15.8	36.7	30,732.6	88.1	89.6	1.4
Other	10,231.1	(204.3)	78.6	283.0	13,396.7	28.9	140.8	111.9
Foreign Bonds	8,678.2	(213.7)	23.8	237.6	11,752.7	18.3	73.3	55.0

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥(7.4) billion and ¥3.3 billion, which were recognized as Income/Loss as of the end of June 2013 and as of the end of March 2013 respectively, by applying the fair-value hedge method and others.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2013				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	3,300.4	6.9	12.2	5.3	3,000.4	19.9	20.0	0.0
MHCB	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—
Total	3,300.4	6.9	12.2	5.3	3,000.4	19.9	20.0	0.0

(3) Investments in Subsidiaries and Affiliates

(Billions of yen)
	As of June 30, 2013				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	—	—	—	—	—	—	—	—
MHCB	44.2	1.5	1.5	—	44.2	5.8	5.8	—
MHTB	—	—	—	—	—	—	—	—
Total	44.2	1.5	1.5	—	44.2	5.8	5.8	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2013		As of March 31, 2013
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	660.2	(217.9)	878.1
Japanese Stocks	846.5	136.3	710.1
Japanese Bonds	(18.9)	(132.4)	113.4
Other	(167.4)	(221.8)	54.4

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2013		As of March 31, 2013
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	762.2	(260.6)	1,022.9
Japanese Stocks	978.8	94.6	884.2
Japanese Bonds	(19.4)	(132.6)	113.2
Other	(197.0)	(222.6)	25.5

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2013			As of March 31, 2013
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	51.7	106.1	(54.4)	70.9	72.1	(1.2)
MHCB	556.5	477.8	78.6	603.0	417.2	185.7
MHTB	70.6	76.9	(6.3)	71.9	73.7	(1.7)
Total	678.8	660.9	17.9	745.8	563.1	182.7

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
Consolidated	As of June 30, 2013		As of March 31, 2013
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	166.3	(9.1)	175.4
Claims with Collection Risk	549.1	(14.6)	563.7
Claims for Special Attention	682.8	(15.4)	698.2
Total	1,398.2	(39.2)	1,437.4
Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0
Claims for Special Attention	—	—	—
Total	3.0	(0.0)	3.0
Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	166.3	(9.1)	175.4
Claims with Collection Risk	552.2	(14.6)	566.8
Claims for Special Attention	682.8	(15.4)	698.2
Total	1,401.3	(39.2)	1,440.5

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
Total (Banking Account + Trust Account)	As of June 30, 2013		As of March 31, 2013
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	150.4	(8.7)	159.1
Claims with Collection Risk	539.6	(13.6)	553.2
Claims for Special Attention	573.9	(6.8)	580.8
Sub-total [1]	1,263.9	(29.3)	1,293.3
NPL ratio [1]/[2]	1.64%	(0.06)%	1.71%
Normal Claims	75,452.6	1,159.0	74,293.5
Total [2]	76,716.6	1,129.6	75,586.9

MHBK	As of June 30, 2013		As of March 31, 2013
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	94.5	(11.0)	105.5
Claims with Collection Risk	356.4	(8.7)	365.2
Claims for Special Attention	324.9	2.9	321.9
Sub-total [3]	775.9	(16.7)	792.7
NPL ratio [3]/[4]	2.26%	(0.04)%	2.30%
Normal Claims	33,538.9	(93.4)	33,632.3
Total [4]	34,314.9	(110.2)	34,425.1

MHCB	As of June 30, 2013		As of March 31, 2013
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	26.0	2.7	23.2
Claims with Collection Risk	166.0	(3.7)	169.7
Claims for Special Attention	240.6	(9.3)	249.9
Sub-total [5]	432.6	(10.3)	442.9
NPL ratio [5]/[6]	1.11%	(0.06)%	1.18%
Normal Claims	38,201.3	1,341.5	36,859.8
Total [6]	38,633.9	1,331.1	37,302.7

MHTB	As of June 30, 2013		As of March 31, 2013
		Change
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	29.8	(0.4)	30.2
Claims with Collection Risk	14.0	(1.2)	15.2
Claims for Special Attention	8.4	(0.5)	9.0
Sub-total [7]	52.3	(2.2)	54.5
NPL ratio [7]/[8]	1.39%	(0.02)%	1.42%
Normal Claims	3,696.7	(88.6)	3,785.3
Total [8]	3,749.0	(90.8)	3,839.9

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0
Claims for Special Attention	—	—	—
Sub-total [9]	3.0	(0.0)	3.0
NPL ratio [9]/[10]	16.37%	0.36%	16.01%
Normal Claims	15.6	(0.4)	16.0
Total [10]	18.6	(0.4)	19.1

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2013		As of March 31, 2013
		Change
MHBK	61,412.8	1,478.9	59,933.8
MHCB	22,440.8	(109.0)	22,549.8
MHTB	1,902.3	(92.4)	1,994.8
Total	85,756.0	1,277.4	84,478.5

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2013		As of March 31, 2013
		Change
MHBK	61,404.1	1,483.5	59,920.5
Individual deposits	37,225.3	820.4	36,404.8
MHCB	12,503.5	(69.8)	12,573.3
Individual deposits	25.4	(3.4)	28.8
MHTB	1,867.8	(91.2)	1,959.1
Individual deposits	1,321.2	(27.9)	1,349.1
Total	75,775.5	1,322.4	74,453.0
Individual deposits	38,572.00	789.1	37,782.8

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2013		As of March 31, 2013
		Change
MHBK	32,112.1	(162.1)	32,274.2
MHCB	32,515.7	1,327.9	31,187.8
MHTB	3,625.9	(100.1)	3,726.1
Total	68,253.7	1,065.5	67,188.1

Note: Loans to MHFG are included as follows:

As of June 30, 2013:	¥519.3 billion (from MHBK ¥470.0 billion; from MHCB ¥49.3 billion)
As of March 31, 2013:	¥646.9 billion (from MHBK ¥600.0 billion; from MHCB ¥46.9 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

		(%)
		First Quarter of Fiscal 2013 (For the three months)		First Quarter of Fiscal 2012 (For the three months)
			Change
MHBK
Return on Loans and Bills Discounted	1	1.27	(0.07)	1.34
Cost of Deposits	2	0.04	(0.00)	0.05
Loan and Deposit Rate Margin [1]-[2]	3	1.22	(0.06)	1.28
MHCB
Return on Loans and Bills Discounted	4	0.89	(0.03)	0.93
Cost of Deposits	5	0.08	(0.01)	0.10
Loan and Deposit Rate Margin [4]-[5]	6	0.80	(0.02)	0.82
Total
Return on Loans and Bills Discounted	7	1.13	(0.05)	1.19
Cost of Deposits	8	0.05	(0.00)	0.06
Loan and Deposit Rate Margin [7]-[8]	9	1.07	(0.05)	1.13
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.25	(0.07)	1.33
Loan and Deposit Rate Margin [10]-[8]	11	1.20	(0.07)	1.27

2-9